                      Securities and Exchange Commission
                            Washington, D.C.  20549

                                   FORM 11-K

                        -----------------------------


(Mark one)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997


                                      OR


[_]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


                        Commission file number 1-12981

                        ------------------------------


                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                           (Full title of the plan)


                                 AMETEK, INC.
                                STATION SQUARE
                          PAOLI, PENNSYLVANIA  19301
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                        Report of Independent Auditors


The Administrative Committee
The Ametek Savings and Investment Plan


We have audited the accompanying statements of financial condition of The Ametek Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Ametek Savings and Investment Plan at December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                  /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
June 12, 1998

                    THE AMETEK SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF FINANCIAL CONDITION

                               DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------
                                                       FIXED                                   COMMON
                                                      INCOME      EQUITY        INSURANCE       STOCK          LOAN
                                                       FUND        FUND         CONTRACTS       FUND          ACCOUNT
------------------------------------------------------------------------------------------------------------------------
ASSETS
 Investments at market value
  Guaranteed Income Contracts
   (at contract value)                           $42,813,047   $         -     $        -   $           -     $        -
  Dreyfus Money Market fund                        2,459,932             -              -               -              -
  Dreyfus Group of Equity funds                            -    35,043,402              -               -              -
  Fidelity Group of Funds                                       15,094,957              -               -              -
  Cash value of life insurance                             -             -        485,491               -              -
  AMETEK, Inc. common stock                                -             -              -      10,403,097              -
  Short-term investment fund                               -             -              -               -              -
                                                 -----------------------------------------------------------------------
  Total Investments                               45,272,979    50,138,359        485,491      10,403,097              -
                                                 -----------------------------------------------------------------------

 Receivables:
  Employee contributions                             103,864       161,006              -          17,606              -
  Employer contributions                                 853         2,049              -             236              -
  Loans to participants                                    -             -              -               -      5,774,451
 Interfund accounts                                  397,428       674,739          7,671          78,162       (179,185)
                                                 -----------------------------------------------------------------------
  Total Assets                                   $45,775,124   $50,976,153       $493,162     $10,499,101     $5,595,266
                                                 =======================================================================

LIABILITIES AND PLAN EQUITY

 Liability for Insurance Contribution            $         -   $         -       $  7,671     $         -    $        -
                                                 -----------------------------------------------------------------------
  Total Liabilities                                        -             -          7,671               -             -
 Plan equity                                      45,775,124    50,976,153        485,491      10,499,101     5,595,266
                                                 ----------------------------------------------------------------------
  Total liabilities and plan equity              $45,775,124   $50,976,153       $493,162     $10,499,101    $5,595,266
                                                 ======================================================================
                                                   UNALLO-        TOTAL
                                                   CATED
                                                 ---------------------------
ASSETS
 Investments at market value
  Guaranteed Income Contracts
   (at contract value)                            $       -    $ 42,813,047
  Dreyfus Money Market fund                               -       2,459,932
  Dreyfus Group of Equity funds                           -      35,043,402
  Fidelity Group of Funds                                 -      15,094,957
  Cash value of life insurance                            -         485,491
  AMETEK, Inc. common stock                               -      10,403,097
  Short-term investment fund                        978,815         978,815
                                                 ---------------------------
  Total Investments                                 978,815     107,278,741
                                                 ---------------------------

 Receivables:
  Employee contributions                                  -         282,476
  Employer contributions                                  -           3,138
  Loans to participants                                   -       5,774,451
 Interfund accounts                                (978,815)              -
                                                 ---------------------------
  Total Assets                                    $       -    $113,338,806
                                                 ===========================

LIABILITIES AND PLAN EQUITY

 Liability for Insurance Contribution             $       -    $      7,671
                                                 ---------------------------
  Total Liabilities                                       -           7,671
 Plan equity                                              -     113,331,135
                                                 ---------------------------
  Total liabilities and plan equity               $       -    $113,338,806
                                                 ===========================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF FINANCIAL CONDITION

                               DECEMBER 31, 1996

---------------------------------------------------------------------------------------------------------------------------------
                                      FIXED                                            COMMON
                                     INCOME          EQUITY         INSURANCE          STOCK             LOAN           UNALLO-
                                      FUND            FUND          CONTRACTS           FUND           ACCOUNT           CATED
---------------------------------------------------------------------------------------------------------------------------------
ASSETS

 Investments at market value
  Guaranteed Income Contracts
   (at contract value)             $45,144,295     $         -     $          -     $          -     $          -     $         -
  Dreyfus Money Market fund          2,506,686               -                -                -                -               -
  Dreyfus Group of Equity funds              -      32,070,338                -                -                -               -
  Fidelity Group of Equity funds             -       9,297,534                -                -                -               -
  Cash value of life insurance               -               -          547,276                -                -               -
  AMETEK, Inc. common stock                  -               -                -        7,869,847                -               -
  Short-term investment fund                 -               -                -                -                -         845,579
                                   -----------------------------------------------------------------------------------------------
  Total Investments                 47,650,981      41,367,872          547,276        7,869,847                -         845,579
                                   -----------------------------------------------------------------------------------------------

 Receivables:
  Employee contributions               220,727         231,171            1,661           29,557                -               -
  Employer contributions                59,391          65,612                -            8,476                -               -
  Loans to participants                      -               -                -                -        5,272,408               -
 Interfund accounts                    458,551         517,694              604           64,531         (195,801)       (845,579)
                                   -----------------------------------------------------------------------------------------------
  Total Assets                     $48,389,650     $42,182,349         $549,541       $7,972,411       $5,076,607     $         -
                                   ===============================================================================================

LIABILITIES AND PLAN EQUITY

 Liability for Insurance
  Contribution                     $         -     $         -           $2,265     $          -     $          -     $         -
                                   -----------------------------------------------------------------------------------------------
  Total Liabilities                          -               -            2,265                -                -               -
 Plan equity                        48,389,650      42,182,349          547,276        7,972,411        5,076,607               -
                                   -------------------------------------------------------------------------------------------------
  Total liabilities and plan
   equity                          $48,389,650     $42,182,349         $549,541       $7,972,411       $5,076,607     $         -
                                   ===============================================================================================

                                       TOTAL

-----------------------------------------------------
ASSETS

 Investments at market value
  Guaranteed Income Contracts
   (at contract value)             $ 45,144,295
  Dreyfus Money Market fund           2,506,686
  Dreyfus Group of Equity funds      32,070,338
  Fidelity Group of Equity funds      9,297,534
  Cash value of life insurance          547,276
  AMETEK, Inc. common stock           7,869,847
  Short-term investment fund            845,579
                                   ------------
  Total Investments                  98,281,555
                                   ------------
 Receivables:
  Employee contributions                483,116
  Employer contributions                133,479
  Loans to participants               5,272,408
 Interfund accounts                           -
                                   -------------
  Total Assets                     $104,170,558
                                   =============

LIABILITIES AND PLAN EQUITY

 Liability for Insurance
  Contribution                     $      2,265
                                   ------------
  Total Liabilities                       2,265
 Plan equity                        104,168,293
                                   -------------
  Total liabilities and plan
   equity                          $104,170,558
                                   =============

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------------------------------------------------------
                                  FIXED                                              COMMON
                                 INCOME          EQUITY           INSURANCE           STOCK           LOAN             TOTAL
                                  FUND            FUND            CONTRACTS           FUND           ACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
 Contributions:
  Employee                      $3,771,002      $5,690,400        $50,836           $630,954         $    -        $  10,143,192
  Employer                         648,740       1,488,319              -            170,474              -            2,307,533
  Rollovers from other plans       315,292         938,076              -            116,817              -            1,370,185
                                -------------------------------------------------------------------------------------------------
   Total Contributions           4,735,034       8,116,795         50,836            918,245              -           13,820,910
                                -------------------------------------------------------------------------------------------------
Investment Income:
  Interest and dividends         2,606,907       6,022,655         31,360            123,277        395,542           9,179,741
  Net realized and unrealized
   gain on investments                   -       1,266,125              -          3,383,739              -           4,649,864
                                ------------------------------------------------------------------------------------------------
   Total Investment Income       2,606,907       7,288,780         31,360          3,507,016        395,542          13,829,605

                                ------------------------------------------------------------------------------------------------
  Total Contributions and
   Investment Income             7,341,941      15,405,575         82,196          4,425,261        395,542          27,650,515
                                ------------------------------------------------------------------------------------------------
DEDUCTIONS
 Withdrawals and terminations   (8,597,350)     (7,617,996)       (59,648)        (1,776,895)      (384,948)        (18,436,837)
 Insurance premiums and
   commissions - net                     -               -        (50,836)                 -              -             (50,836)
 Net interfund transfers        (1,359,117)      1,006,225        (33,497)          (121,676)       508,065                   -
                               -------------------------------------------------------------------------------------------------
   Total Deductions             (9,956,467)     (6,611,771)      (143,981)        (1,898,571)       123,117         (18,487,673)
                               -------------------------------------------------------------------------------------------------
Increase (decrease) in plan
  equity                        (2,614,526)      8,793,804        (61,785)         2,526,690        518,659           9,162,842
Plan equity at beginning
 of year                        48,389,650      42,182,349        547,276          7,972,411      5,076,607         104,168,293
                               ------------------------------------------------------------------------------------------------
Plan equity at end of year     $45,775,124     $50,976,153       $485,491        $10,499,101     $5,595,266        $113,331,135
                               =================================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         YEAR ENDED DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                              FIXED                                         COMMON
                                             INCOME           EQUITY       INSURANCE         STOCK         LOAN       TOTAL
                                              FUND             FUND        CONTRACTS          FUND        ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
 Contributions:
  Employee                                    $3,941,766      $4,954,393     $55,881       $587,983     $        -       $9,540,023
  Employer                                       853,492       1,253,379           -        162,736              -        2,269,607
  Rollovers from other plans                     171,114         425,524           -         35,121              -          631,759
                                             ---------------------------------------------------------------------------------------
   Total Contributions                         4,966,372       6,633,296      55,881        785,840              -       12,441,389
                                             ---------------------------------------------------------------------------------------

 Investment Income:
  Interest and dividends                       2,690,795       4,771,630      47,337         84,663        311,449       7,905,874
  Net realized and unrealized gain
       on investments                                  -         547,232           -      1,269,129              -       1,816,361
                                             ---------------------------------------------------------------------------------------
   Total Investment Income                     2,690,795       5,318,862      47,337      1,353,792        311,449       9,722,235
                                             ---------------------------------------------------------------------------------------

  Total Contributions and                    ---------------------------------------------------------------------------------------
   Investment Income                           7,657,167      11,952,158     103,218      2,139,632        311,449      22,163,624
                                             ---------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals and terminations                 (5,026,095)     (2,405,627)    (28,295)      (429,992)      (159,123)     (8,049,132)
 Insurance premiums and commissions - net              -               -     (55,881)             -              -         (55,881)
 Net interfund transfers                        (303,051)        582,071     (51,294)      (490,674)       262,948               -
                                             ---------------------------------------------------------------------------------------
   Total Deductions                           (5,329,146)     (1,823,556)   (135,470)      (920,666)       103,825      (8,105,013)
                                             ---------------------------------------------------------------------------------------

Increase (decrease) in plan equity             2,328,021      10,128,602     (32,252)     1,218,966        415,274      14,058,611

Plan equity at beginning of year              46,061,629      32,053,747     579,528      6,753,445      4,661,333      90,109,682

                                             --------------------------------------------------------------------------------------
Plan equity at end of year                   $48,389,650     $42,182,349    $547,276     $7,972,411     $5,076,607    $104,168,293
                                             =======================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         YEAR ENDED DECEMBER 31, 1995

-----------------------------------------------------------------------------------------------------------------------------------
                                              FIXED                                        COMMON
                                             INCOME          EQUITY        INSURANCE        STOCK           LOAN            TOTAL
                                              FUND            FUND         CONTRACTS         FUND          ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS

 Contributions:
  Employee                                   $4,530,601     $4,518,701      $68,056       $702,042       $       -      $9,819,400
  Employer                                      759,082        886,251            -        142,752               -       1,788,085
  Rollovers from other plans                    882,570      1,150,605            -         67,711               -       2,100,886
                                             --------------------------------------------------------------------------------------
   Total Contributions                        6,172,253      6,555,557       68,056        912,505               -      13,708,371
                                             --------------------------------------------------------------------------------------
 Investment Income:
  Interest and dividends                      2,830,518      5,418,190       36,968         58,020         305,950       8,649,646
  Net realized and unrealized gain
       on investments                                 -        187,479            -        667,943               -         855,422
                                             --------------------------------------------------------------------------------------
   Total Investment Income                    2,830,518      5,605,669       36,968        725,963         305,950       9,505,068
                                             --------------------------------------------------------------------------------------

  Total Contributions and                    --------------------------------------------------------------------------------------
   Investment Income                          9,002,771     12,161,226      105,024      1,638,468         305,950      23,213,439
                                             --------------------------------------------------------------------------------------
DEDUCTIONS

 Withdrawals and terminations                (8,500,344)    (2,833,829)    (105,176)      (513,479)       (575,662)    (12,528,490)
 Insurance premiums and commissions - net             -              -      (68,056)             -               -         (68,056)
 Net interfund transfers                        315,079        (95,683)           -       (678,963)        459,567               -

                                             ---------------------------------------------------------------------------------------
   Total Deductions                          (8,185,265)    (2,929,512)    (173,232)    (1,192,442)       (116,095)    (12,596,546)
                                             --------------------------------------------------------------------------------------

Increase (decrease) in plan equity              817,506      9,231,714      (68,208)       446,026         189,855      10,616,893

Plan equity at beginning of year             45,244,123     22,822,033      647,736      6,307,419       4,471,478      79,492,789

                                            ---------------------------------------------------------------------------------------
Plan equity at end of year                  $46,061,629    $32,053,747     $579,528     $6,753,445      $4,661,333     $90,109,682
                                            =======================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1997


1.    DESCRIPTION OF THE PLAN
      -----------------------

The following brief description of The Ametek Savings and Investment Plan ("the Plan") provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information. As more fully discussed below, effective January 1, 1998, the Plan was renamed The Ametek Retirement and Savings Plan.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below, which provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service, or upon death, attainment of age 65 or early, normal or disability retirement. Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at or after age 55, but no later than age 70 1/2. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance.
Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to certain limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested.

Effective January 1, 1997, the Plan was amended and restated to incorporate a retirement feature into the Plan to benefit eligible salaried and hourly employees hired by AMETEK after December 31, 1996. Commencing with the January 1, 1997 effective date, AMETEK makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Such company contributions in 1997 were not significant. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan. However, retirement feature contributions become fully vested after five years of service, and loans and withdrawals are not permitted. As a result of this amendment, the Plan was renamed the Ametek Retirement and Savings Plan, effective January 1, 1998.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

Basis of financial statements
-----------------------------
The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with generally accepted accounting principles (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation
--------------------
Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash value of such policies at year-end.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             DECEMBER 31, 1997


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     -------------------------------------------

Investments in Guaranteed Income Contracts (GICs), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3.   INVESTMENT PROGRAMS
     -------------------

At December 31, 1997, the assets of the Plan were held in a Master Trust administered by the Dreyfus Trust Company, and its parent company, the Mellon Trust Company. Effective April 30, 1998, the Vanguard Fiduciary Trust Company replaced Mellon Trust Company as the Trustee of the Plan, and certain previous investment options of the Equity Fund and the Fixed Income Fund were replaced, primarily with mutual funds of the Vanguard Group.


Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs:


(a)  The Fixed Income Fund:
     ----------------------
     The investments of the Fixed Income Fund are invested primarily in GICs, all of which are fully benefit-responsive, and are carried at contract value. The contract value of the benefit-responsive contracts approximates fair value. The issuers of the GICs, together with the other investments of the Fixed Income Fund, are shown in the table below:

                                                                      Balance
                                                                  at December 31,
                                                            ---------------------------
                                                                 1997         1996
                                                                 ----         ----
  Guaranteed Income Contracts (GICs)
  ---------------------------
     Deutsche Bank AG (1)                                     $ 8,961,366  $ 8,457,732
     John Hancock Mutual Life                                   2,020,495    2,019,348
     Metropolitan Life                                          3,002,815    3,009,796
     National Westminster Bank (1)                              6,654,332    6,233,996
     New York Life                                              3,139,717    4,709,269
     Principal Mutual Life                                      2,019,507    4,039,015
     State Street Bank & Trust (1)                              7,750,972    7,351,945
     United Bank of Switzerland (1)                             6,814,474    6,424,102
     Other (2)                                                  2,449,369    2,899,092
                                                              -----------  -----------

       Total GIC contracts                                     42,813,047   45,144,295

     Dreyfus Money Market mutual fund (at fair value)           2,459,932    2,506,686
                                                              -----------  -----------

     Total Fixed Income Fund investments                      $45,272,979  $47,650,981
                                                              ===========  ===========

     (1) Synthetic investment contracts in which a financially responsible third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust.

     (2) Short-term investment account utilized for withdrawals, transfers, and future GIC purchases.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


3.   INVESTMENT PROGRAMS (continued)
     -------------------

     The weighted average crediting interest rate for benefit-responsive contracts was approximately 6.0% at December 31, 1997 and 1996. For benefit-responsive synthetic investment contracts, interest rates at December 31, 1997 ranged from 5.4% to 6.7%. Such interest rates are reset quarterly, but will not fall below zero. All other benefit-responsive contracts have fixed rates of interest to the maturity of the contracts ranging from 5.9% to 6.2%. The average yield for all benefit-responsive contracts was 5.8% for the Plan years ended December 31, 1997, 1996 and 1995.

     Investment management fees, which are not significant in amount, are assessed against the investment income earned by the accounts invested in this Fund.

(b)  The Equity Fund:
     ----------------
     At December 31, 1997 and 1996, the investments of the Equity Fund consisted of the following:


--------------------------------------------------------------------------------------------------------------------
                                                      1997                                     1996
--------------------------------------------------------------------------------------------------------------------
                                         Number of    Cost      Market Value     Number of     Cost     Market Value
                                          Shares                                  Shares
--------------------------------------------------------------------------------------------------------------------
Dreyfus Group of Equity Funds:
  The Dreyfus Fund Incorporated        1,538,548  $17,797,922   $15,280,063     1,489,993  $18,056,303   $16,307,762
  Dreyfus Premier Value Fund             287,033    6,232,481     5,954,012       224,780    4,800,490     4,723,611
  Dreyfus New Leaders Fund,
   Inc.                                  208,196    8,488,034     9,315,137       171,333    6,485,525     7,056,793
  Dreyfus Premier
  International Growth                   316,875    4,980,404     4,494,190       264,149    4,198,636     3,982,172
                                                  -----------   -----------                -----------   -----------
           Total Dreyfus Funds                     37,498,841    35,043,402                 33,540,954    32,070,338
                                                  -----------   -----------                -----------   -----------

Fidelity Group of Equity Funds:
  The Magellan Fund                       92,870    8,230,214     9,012,645        60,287    5,373,768     5,394,412
  The Puritan Fund                       313,631    5,518,266     6,082,312       217,111    3,731,145     3,903,122
                                                  -----------   -----------                -----------   -----------
        Total Fidelity Funds                       13,748,480    15,094,957                  9,104,913     9,297,534
                                                  -----------   -----------                -----------   -----------

          Total Equity Fund                       $51,247,321   $50,138,359                $42,645,867   $41,367,872
                                                  ===========   ===========                ===========   ===========
--------------------------------------------------------------------------------------------------------------------

 The Dreyfus group of equity funds are mutual funds that consist of growth stocks of domestic and foreign companies. The Fidelity group of equity funds consist of broad, diversified mutual funds investing in wide ranges of worldwide stocks, bonds, and other investments. The funds may use various investment techniques, including foreign exchange and derivatives transactions. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts invested in these funds.

                    THE AMETEK SAVINGS AND INVESTMENTS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


3. INVESTMENT PROGRAMS (continued)
   --------------------

(c)  Insurance  Contracts:
     ---------------------
     Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund has been closed to new participants since 1987.

(d)  The Common Stock Fund:
     ----------------------
     At December 31, 1997 and 1996, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock, which consisted of 429,371 shares (cost $6,121,258) and 350,531 shares (cost $5,401,950) respectively.
     Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market, directly from AMETEK, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

     On August 1, 1997, AMETEK completed the merger of its Water Filtration Business with Culligan Water Technologies, Inc. ("Culligan"), in which Culligan issued to shareholders of AMETEK, Inc. .105 shares of its common stock for every share of AMETEK common stock held on that date. On the closing date, the Common Stock Fund received 38,167 shares of Culligan common stock. The Culligan stock received was immediately sold and the proceeds were reinvested in additional shares of AMETEK common stock on behalf of the Fund's participants. The 25% limitation on participants' investment allocations to the Common Stock Fund caused by the Culligan transaction was waived.

Concurrent with the completion of the merger of the Water Filtration Business with Culligan, employees of the Water Filtration Business had their respective account balances in each Fund transferred to the Culligan savings plan as of the closing date. The amount transferred totaled approximately $6 million, and is included in withdrawals and terminations in the accompanying statement of income and changes in plan equity for the year ended December 31, 1997.

A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

The Trustee temporarily invests the portion of employee and employer contributions awaiting allocation to the investment options chosen by participants in short-term investments.

There were approximately 5,400 participants in the Plan at December 31, 1997. The approximate number of participants in each fund at December 31, 1997 was as follows:

               Fixed Income Fund:
                    Guaranteed Income Contracts                          3,000
                    Government Series Money Market                         900
               Equity Fund:
                    The Dreyfus Fund Incorporated                        2,000
                    Dreyfus Premier Value Fund                           1,200
                    Dreyfus New Leaders Fund, Inc.                       1,600
                    Dreyfus Premier International Growth                 1,100
                    The Fidelity Magellan Fund                           1,300
                    The Fidelity Puritan Fund                              900
               Common Stock Fund                                         1,900
               Insurance Contracts                                         200

The total number of participants in all funds does not equal the total Plan participants due to individuals participating in more than one fund.

                    THE AMETEK SAVINGS AND INVESTMENTS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


4.   LOAN ACCOUNTS RECEIVABLE
     ------------------------

Participants may borrow from their savings feature fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 1997 ranged between 7% and 10%.

5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
     ------------------------------------------------------

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income, are as follows:

                                                                                 -------------------------------
                                                                                     Year Ended December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                           1997              1996                 1995
--------------------------------------------------------------------------------------------------------------------------
Equity Fund
-----------
Realized gains (losses) (a)                                                $1,097,092        $  (57,741)          $214,409
Change in net unrealized gain and loss                                        169,033           604,973            (26,930)
                                                                           ----------        ----------           --------
Total Equity Fund                                                           1,266,125           547,232            187,479
                                                                           ----------        ----------           --------

Common Stock Fund
-----------------
Realized gain                                                               1,569,797           353,068            318,010
Change in net unrealized gain                                               1,813,942           916,061            349,933
                                                                           ----------        ----------           --------
Total Common Stock Fund                                                     3,383,739         1,269,129            667,943
                                                                           ----------        ----------           --------

Total net realized and unrealized gain
    included in investment income                                          $4,649,864        $1,816,361           $855,422
                                                                           ==========        ==========           ========

(a)  The Equity Fund also made capital gain distributions, which are reported as dividend income, and which amounted to $5.6 million, $4.2 million, and $4.9 million in 1997, 1996, and 1995 respectively.  Such distributions were immediately reinvested in additional shares of the underlying mutual fund.
--------------------------------------------------------------------------------------------------------------------------

                    THE AMETEK SAVINGS AND INVESTMENTS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (continued)
     ------------------------------------------------------

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:

                                                                         -----------------------------------------------
                                                                                               Common
                                                                             Equity             Stock            Total
                                                                              Fund              Fund
------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                                 $(1,856,038)       $1,201,903       $ (654,135)
Change for the year 1995                                                      (26,930)          349,933          323,003
                                                                           -----------        ----------       ----------
Balance December 31, 1995                                                  (1,882,968)        1,551,836         (331,132)
Change for the year 1996                                                      604,973           916,061        1,521,034
                                                                           -----------        ----------       ----------
Balance December 31, 1996                                                  (1,277,995)        2,467,897        1,189,902
Change for the year 1997                                                      169,033         1,813,942        1,982,975
                                                                           -----------        ----------       ----------
Balance December 31, 1997                                                 $(1,108,962)       $4,281,839       $3,172,877
                                                                           ===========        ==========       ==========
------------------------------------------------------------------------------------------------------------------------

6.  FEDERAL INCOME TAX STATUS
    -------------------------

The Company has received a determination letter from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is, therefore, exempt from federal income tax. Continued qualification of the Plan is subject to the maintenance of its present form, or a new Internal Revenue Service determination.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.

7.  EXPENSES
    --------

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1997, 1996 and 1995, the Company elected to pay such expenses directly.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1997


8.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
    ------------------------------------------------------

The following is a reconciliation of Plan equity at December 31, 1997 and 1996, presented in the financial statements in accordance with generally accepted accounting principles, and the reduction for amounts owed to former participants upon withdrawals and terminations from the Plan for the years ended December 31, 1997, 1996 and 1995 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under generally accepted accounting principles.


                                  Fixed                                         Common
                                  Income          Equity       Insurance        Stock         Loan           Total
                                   Fund           Fund         Contracts        Fund          Account
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Plan Equity
-----------
 December 31, 1997:
  Plan equity reported in
  the financial statements       $45,775,124     $50,976,153    $485,491     $10,499,101    $5,595,266     $113,331,135
  Amounts owed to former
  participants                      (150,574)       (747,004)          -         (71,204)      (14,383)        (983,165)
  Plan equity (net assets)       -----------     -----------    --------     -----------    ----------     ------------
  reported on the
  Form 5500                      $45,624,550     $50,229,149    $485,491     $10,427,897    $5,580,883     $112,347,970
                                 ===========     ===========    ========     ===========    ==========     ============

Plan Equity
-----------
 December 31, 1996:
  Plan equity reported in
  the financial statements       $48,389,650     $42,182,349    $547,276     $ 7,972,411    $5,076,607     $104,168,293
  Amounts owed to former
  participants                    (1,160,916)       (761,203)       (737)       (158,150)      (29,651)      (2,110,657)
  Plan equity (net assets)       -----------     -----------    --------     -----------    ----------     ------------
  reported on the
  Form 5500                      $47,228,734     $41,421,146    $546,539     $ 7,814,261    $5,046,956     $102,057,636
                                 ===========     ===========    ========     ===========    ==========     ============

Withdrawals and Terminations
----------------------------
 Year ended December 31, 1997:
 Withdrawals and terminations
 reported in the financial
 statements                       $8,597,350      $7,617,996     $59,648      $1,776,895      $384,948      $18,436,837
 Add:  Amounts owed to former
 participants at December 31, 1997   150,574         747,004           -          71,204        14,383          983,165
 Less:  Amounts owed to former
 participants at
 December 31, 1996                (1,160,916)       (761,203)       (737)       (158,150)      (29,651)      (2,110,657)
                                 -----------     -----------    --------      ----------    ----------      -----------
 Payments to provide
 benefits reported on Form 5500   $7,587,008      $7,603,797     $58,911      $1,689,949     $369,680       $17,309,345
                                 ===========     ===========    ========      ==========    ==========      ===========

 ------------------------------------------------------------------------------------------------------------------------

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1997



8.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)
    ------------------------------------------------------

                                      Fixed                                         Common
                                     Income           Equity       Insurance         Stock        Loan           Total
                                      Fund            Fund         Contracts         Fund         Account
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996:
  Withdrawals and terminations
  reported in the financial
  statements                        $5,026,095     $2,405,627     $ 28,295        $429,992      $159,123   $ 8,049,132
  Add:  Amounts owed to former
  participants at December 31, 1996  1,160,916        761,203          737         158,150        29,651     2,110,657
  Less:  Amount owed to
  former participants at
  December 31, 1995                   (930,186)      (321,064)           -         (21,546)      (12,368)   (1,285,164)
                                    ----------     ----------     --------        --------      --------   -----------

  Payments to provide benefits
  reported on Form 5500             $5,256,825     $2,845,766     $ 29,032        $566,596      $176,406   $ 8,874,625
                                    ==========     ==========     ========        ========      ========   ===========


Year ended December 31, 1995:
  Withdrawals and terminations
  reported in the financial
  statements                        $8,500,344     $2,833,829     $105,176        $513,479      $575,662   $12,528,490
  Add:  Amounts owed to former
  participants at December 31, 1995    930,186        321,064           -           21,546        12,368     1,285,164
  Less:  Amount owed to
  former participants at
  December 31, 1994                   (338,205)      (224,693)          -          (53,120)      (58,445)     (674,463)
                                    ----------     ----------     --------        --------      --------   -----------

  Payments to provide benefits
  reported on Form 5500             $9,092,325     $2,930,200     $105,176        $481,905      $529,585   $13,139,191
                                    ==========     ==========     ========        ========      ========   ===========

------------------------------------------------------------------------------------------------------------------------

                                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             THE AMETEK SAVINGS
                                             AND INVESTMENT PLAN
                                             ------------------------------
                                                 (Name of Plan)


Dated:  June 23, 1998                   By:  /s/ John J. Molinelli
                                             ------------------------------
                                                 John J. Molinelli, Member,
                                                 Administrative Committee

                    THE AMETEK SAVINGS AND INVESTMENT PLAN

                                 EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------

   23                    Consent of Independent Auditors